Exhibit 8.1

SUBSIDIAIRES OF ZJK INDUSTRIAL CO., LTD.

Subsidiaries	Place of Incorporation	Incorporation Time	Percentage Ownership
ZJK Enterprises Group (BVI) Company Limited	British Virgin Islands	May 24, 2022	100%
ZJK Industrial Group HongKong Limited	Hong Kong	June 13, 2022	100%
Galaxy Exploration Investment Holding Limited	British Virgin Islands	March 16, 2022	100%
Zhongke Chuangwei (Shenzhen) International Holdings Limited	PRC	December 19, 2022	100%
Shenzhen Zhongjinke Hardware Products Co., Ltd	PRC	July 18, 2011	100%
Zhongke Precision Components (Guangdong) Co., Ltd.	PRC	April 16, 2021	100%
Nanjing Zhongjinke Hardware Products Co., Ltd.	PRC	May 3, 2016	51%
ZJK Precision Parts HK Limited	Hong Kong	July 27, 2023	100%
ZJK VIETNAM PRECISON COMPONENTS COMPANY LIMITED	Vietnam	April 26, 2024	100%
Zhongke Precision Components (Sichuan) Co., Ltd.	PRC	August 1, 2025	100%
Shenzhen Zhongte Fluid Technology Co., Ltd.	PRC	May 22, 2025	60%
Inter Precision Components (Longyan) Co., Ltd.	PRC	July 2, 2025	100%